Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Structure Therapeutics Inc. for the registration of its Ordinary Shares, American Depository Shares Representing Ordinary Shares, Preferred Shares, Debt Securities, Warrants, and Units and to the incorporation by reference therein of our reports dated February 27, 2025, with respect to the consolidated financial statements of Structure Therapeutics Inc., and the effectiveness of internal control over financial reporting of Structure Therapeutics Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

August 6, 2025